UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

THERATECHNOLOGIES INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

88338H100

(CUSIP Number)

Thomas M. Rose

Troutman Pepper Hamilton Sanders LLP

401 9th Street, N.W., Suite 1000

Washington, D.C. 20004

(757) 687-7715

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88338H100

1.	Name of Reporting Person Investissement Québec
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Québec, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,118,184
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,118,184
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,118,184
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.9% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 45,820,019 common shares of the Issuer issued and outstanding following the Private Placement (as defined herein) and the Public Offering (as defined herein), as derived from the 24,201,835 common shares reported as outstanding on October 25, 2023 in the Issuer’s prospectus supplement dated October 25, 2023 to the base shelf short form prospectus dated December 14, 2021 as filed with the Securities and Exchange Commission on October 27, 2023.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) is being filed with respect to common shares, no par value per share (“Common Shares”), of Theratechnologies Inc., a corporation existing under the laws of the Province of Québec, Canada (the “Issuer”). The address of the principal executive offices of the Issuer is 2015 Peel Street, Suite 1100 Montréal, Québec H3A 1T8, Canada. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a)	This Statement is being filed by Investissement Québec (the “Reporting Person”).

(b)	The business address of the Reporting Person is 1001 Boulevard Robert-Bourassa, Bureau 1000 Montréal, Québec H3B 4L4, Canada.

(c)	The Reporting Person is a corporation established by the Government of Québec to favor investment in Québec by Québec-based and international companies.

(d)-(e)	Neither the Reporting Person nor, to the best knowledge of each of them, any of the executive officers and members of the board of directors of the Reporting Person set forth on Schedule I hereto, during the past five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the board of directors of the Reporting Person is set forth on Schedule I hereto and is herein incorporated by reference.

Item 3. Source and Amount of Funds or Other Consideration

On October 31, 2023, the Reporting Person purchased 9,118,184 Common Shares and 3,381,816 fully-funded, non-voting subscription receipts, exchangeable into Common Shares on a one-for-one basis (the “Exchangeable Subscription Receipts”) of the Issuer for an aggregate purchase price of US$12,500,000 in a private placement (the “Private Placement”). The source of the funds for this purchase was working capital of the Reporting Person.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Person beneficially owns the securities of the Issuer for general investment purposes. The Reporting Person may, from time to time, depending on prevailing market, economic and other conditions, acquire additional Common Shares or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Person intends to review its investment in the Issuer on a continuing basis and, depending upon the price and availability of Common Shares or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Issuer in the open market, in privately negotiated transactions, pursuant to Rule 10b5-1 trading plans or otherwise.

As more fully described in Item 6, in connection with the Private Placement, the Issuer entered into an investor rights agreement with the Reporting Person, pursuant to which, among other things, the Reporting Person is entitled to nominate one director and one observer to the Issuer’s board of directors for as long as it holds 50% of the Common Shares purchased in the Private Placement. At the time of the filing of this Statement, the Reporting Person had not yet nominated a director or observer to the board of directors of the Issuer.

Any director that the Reporting Person may nominate to the board of directors of the Issuer may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein; however, the Reporting Person, at any time and from time to time, may review, reconsider and change its intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) - (b)	See Items 7-11 and 13 of the cover page of this Statement for the Reporting Person and Item 2 above.

(c)	Except as reported in this Statement, the Reporting Person has not effected any transactions in the Issuer’s securities within the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 31, 2023 (the “Closing Date”), the Issuer completed a public offering (the “Public Offering”) of an aggregate of 12,500,000 Common Shares at a price of US$1.00 per Common Share (the “Offering Price”), for aggregate gross proceeds of US$12,500,000, pursuant to the terms and conditions of an underwriting agreement (the “Underwriting Agreement”), dated October 25, 2023, by and among the Issuer, Cantor Fitzgerald & Co. and Cantor Fitzgerald Canada Corporation (collectively, the “Underwriters”). Reference is made to the reports on Form 6-K filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on October 27, 2023 and November 6, 2023.

Concurrent with the closing of the Public Offering, the Issuer completed the Private Placement with the Reporting Person, pursuant to the terms and conditions of a subscription agreement (the “Subscription Agreement”), dated October 25, 2023, by and between the Issuer and the Reporting Person, under which the Issuer issued and sold to the Reporting Person an aggregate of 9,118,184 Common Shares and 3,381,816 Exchangeable Subscription Receipts, each at the Offering Price per security. The Private Placement resulted in aggregate proceeds of US$12,500,000 to the Issuer, less a capital commitment fee of 1.5% payable to the Reporting Person and the Reporting Person’s legal fees.

The Exchangeable Subscription Receipts were issued pursuant to and are governed by the terms and conditions of the exchangeable receipt agreement (the “Exchangeable Receipt Agreement”), dated October 31, 2023, between the Issuer and the Reporting Person, executed in the French language. The component of the Private Placement in the form of Exchangeable Subscription Receipts is designed to ensure that, following the completion of the Public Offering and the Private Placement, the Reporting Person shall not have beneficial ownership or control over more than 19.9% of the issued and outstanding Common Shares of the Issuer and therefore shall not be deemed a “control person” within applicable Canadian securities laws (the “Exchange Condition”). Pursuant to the Exchangeable Receipt Agreement, the Exchange Condition is subject to a number of exceptions, including (i) in the context of a take-over bid, arrangement, merger or similar transaction for the purpose of allowing the holder to participate to such transaction equally and rateably with the shareholders of the Issuer, (ii) in the context of a concurrent sale of Common Shares issued upon the exchange of the Exchangeable Subscription Receipts, or (iii) with the prior approval of the shareholders of the Issuer or Toronto Stock Exchange. The Exchangeable Subscription Receipts entitle their holder to receive a payment equivalent to any dividend declared on the Common Shares and participate in any rights offering that the Issuer may undertake. In addition, to the extent that the Issuer undertakes certain transactions affecting its Common Shares, such as a stock split, a reverse stock split, a share reclassification or the payment of dividend in shares, requisite adjustments will be made to the Exchangeable Subscription Receipts so that the holder may receive upon exchange thereof the same number of Common Shares that it would have been entitled to receive under the transaction if the Exchangeable Subscription Receipts had been exchanged into Common Shares immediately prior to such transaction.

In connection with the Private Placement, the Issuer entered into an investor rights agreement (the “Investor Rights Agreement”), dated October 31, 2023, with the Reporting Person. Pursuant to the Investor Rights Agreement, among other things, for as long as the Reporting Person beneficially owns at least 50% of the Common Shares purchased pursuant to the Private Placement, the Reporting Person has the right to nominate one director and one observer to the board of directors of the Issuer.

The foregoing is only a summary of the terms of the Investor Rights Agreement and does not purport to be complete. Such summary is qualified by reference to the full text of the Investor Rights Agreement. An unofficial English translation copy of the Investor Rights Agreement is filed as Exhibit 1 to this Statement and is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Investor Rights Agreement, dated October 31, 2023, by and between the Issuer and the Reporting Person (filed as Exhibit 99.1 to the Issuer’s report on Form 6-K, filed with the SEC on November 6, 2023, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2023

INVESTISSEMENT QUÉBEC

By:	/s/ Louis-Étienne Fortier
Name:	Louis-Étienne Fortier
Title:	Authorized Signatory

DIRECTORS AND EXECUTIVE OFFICERS OF

INVESTISSEMENT QUÉBEC

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Investissement Québec (“IQ”) are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with IQ and (ii) the business address of each director and executive officer of IQ is 1001 Boulevard Robert-Bourassa, Bureau 1000 Montréal, Québec, H3B 4L4, Canada.

Name	Relationship to IQ	Present Principal Occupation	Citizenship
Geneviève Fortier	President, Board of Directors	Chief Executive Officer, Promutuel Assurance	Canada

Guy Leblanc	President and Chief Executive Officer; Director	President and Chief Executive Officer of IQ	Canada

David Bahan	Director	Deputy Minister of the Ministry of Economy, Innovation and Energy	Canada

Anne Bourhis	Director	Human Resources Management Professor, HEC Montréal	Canada

Catherine Dubé	Director	Business Executive and Management Consultant, Coboom	Canada

Louis-Daniel Gauvin	Director	Corporate Director	Canada

Manon Genest	Director	Founding Partner, General Manager, Montréal Office, TACT Intelligence-conseil	Canada

Mélissa Gilbert	Director	Executive Vice-President and Leader, Finance, Beneva	Canada

Éloïse Harvey	Director	President, EPIQ Machineries Inc.	Canada

Claudine Roy	Director	President and CEO Gestion immobilière Gaspé	Canada

Louise Sanscartier	Director	Governance Consultant and Corporate Director	Canada

Marie-Soleil Tremblay	Director	Full Professor, École Nationale d’Administration Publique	Canada

Bicha Ngo	Senior Executive Vice-President, Private Equity	Senior Executive Vice-President, Private Equity	Canada

Laurent Naud	Senior Vice-President, Finance, Credit Risk Management and IT	Senior Vice-President, Finance, Credit Risk Management and IT	Canada

Hubert Bolduc	President, Investissement Québec International	President, IQ International	Canada

Jocelyn Beauchesne	Senior Vice-President, Regional Network	Senior Vice-President, Regional Network	Canada

Marie Zakaïb	Senior Vice-President, Human Resources and Internal Communications	Senior Vice-President, Human Resources and Internal Communications	Canada

Sylvain Gendron	Senior Vice-President, Legal Affairs, and Corporate Secretary	Senior Vice-President, Legal Affairs, and Corporate Secretary	Canada